EXHIBIT B

CryoPort Inc.

MINUTES OF SPECIAL MEETING
OF BOARD OF DIRECTORS

A special meeting of the Board of Directors of this corporation was held telephonically on September 14, 2007 at 11:00 p.m. pursuant to a notice of that meeting.

Directors present:	Peter Berry, Adam Michelin, Steve Scott and Gary Cannon.

Directors absent:	Thomas Fischer

Others present:	None

Peter Berry, Chairman, acted as chairman of the meeting, and Gary Cannon acted as secretary and recorded the minutes. The chairman confirmed that a quorum of directors were present.

The minutes of the previous meeting were approved without reading.

The Chairman provided an agenda for the meeting, and the following matters were discussed and acted upon at this meeting:

1. Amendment and Restatement of Articles of Incorporation. The Chairman told the Board, he had been advised by General Counsel for the need to Amend and Restate the Articles of Incorporation to clean up the Articles as the Company is now an OTCBB listed company. He stated there was a need to increase the authorized number of directors in order to get more outside or independent directors. The Chairman said this would help the Company with its contemplated growth, and help maintain compliance with Sarbanes-Oxley. He also told the Board there was a need to increase the number of authorized shares for current and potential fund raising, new top management hires, and future bonus for the Board and employees. The number of directors was discussed and the Board settled on nine on the advice of General Counsel. Discussion was then had on what the increase in the number of authorized shares should be. After reviewing the number of fully diluted shares, the potential need for capital financing, as well as the other needs discussed, the board settled on 125,000,000 authorized shares, an increase of 25,000,000 shares over the currently authorized 100,000,000 shares. After discussion and upon motion duly made, seconded, and unanimously carried, it was

RESOLVED: The Board authorizes and instructs the Company General Counsel, Gary Cannon, to draft an Amended and Restated Articles of Incorporation, and to include in the draft an increase in the number of seats on the Board to nine (9) and an increase in the number of authorized shares to 125,000,000.

2. Proxy Statement and Shareholders Meeting. The General Counsel explained that a Proxy Statement would have to be prepared and a meeting of the shareholders held. It was then discussed what the Date of Record should be. Gary Cannon explained that the Bylaws of the Company state that the Date of Record can not be more than 70 days prior to the shareholder meeting. It was decided fix the Date of record as September 19, 2007, the day following this Board meeting. After discussion and upon motion duly made, seconded, and unanimously carried, it was

RESOLVED: The Board authorizes Company management to prepare a proxy statement and to hold a shareholders meeting for the sole purpose of obtaining shareholder approval of the Amended and Restated Articles of Incorporation.

FURTHER RESOLVED: The Board instructs management to schedule a shareholders meeting as soon as legally possible.

FURTHER RESOVLED: The Board instructs the Secretary of the Company to fix the Date of Record as September 19, 2007 for the purpose of determining shareholders entitled to notice of or to vote at the special shareholders meeting.

There being no further business to come before the meeting, the same was, on motion duly made, adjourned at 11:50 A.M.

DATED: September 14, 2007

ATTEST: